3/11/03

CM

03012122

SECURITI... ...MISSION
Washington, D.C. 20549

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION 181 WASH., D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Edelman Securities Company L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Avenue, 15th Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irving Garfinkel 212-371-7992
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway, (Address) New York, (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

19

OATH OR AFFIRMATION

I, Irving Garfinkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edelman Securities Company L.P., as of December 31, 2002 ~~19~~ xxx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

GENERAL PARTNER

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDELMAN SECURITIES COMPANY L. P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Partners of
Edelman Securities Company L.P.

We have audited the accompanying statement of financial condition of Edelman Securities Company L.P. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Edelman Securities Company L.P. as of December 31, 2002, in conformity with U. S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
January 15, 2003

EDELMAN SECURITIES COMPANY L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	10,803
Receivable from brokers		18,398
Other		1,000
Total assets	$	30,201

LIABILITIES AND PARTNERSHIP CAPITAL

Liabilities	$	744
Commitments and contingencies		
Partnership capital		29,457
Total liabilities and partnership capital	$	30,201

The accompanying notes are an integral part of these financial statements.

EDELMAN SECURITIES COMPANY L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Edelman Securities Company L.P. (the "Company") is a New York State Partnership conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Revenue Recognition

Securities transactions (and related revenues and expenses) are reflected in the financial statements on a trade-date basis.

(c) Income Taxes

No provision has been made for income taxes, since each partner is liable for his proportionate share of income taxes on partnership net income.

(d) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Note 2 - Related Party Transactions

The Company engages a principal of the general partner to provide consulting services. During the year ended December 31, 2002, the cost of such services aggregated $19,667.

EDELMAN SECURITIES COMPANY L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 3 - Capital Ratio

Pursuant to the SEC Uniform Net Capital Rule 15c3-1, the Company has elected the basic method to determine its net capital requirement. As of the audit date, the Company's net capital was $23,457, which was $18,457 in excess of the SEC minimum requirement of $5,000. The capital ratio was 3%.

Note 4 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition, as of December 31, 2002, pursuant to the SEC rule 17a-5, is available for examination at the Company's office and at the regional office of the SEC.